SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2025

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated August 22, 2025 “DEALINGS IN SECURITIES - ACCEPTANCE OF AWARDS”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: August 22, 2025    By: /s/ Adriaan Davel
        Name: Adriaan Davel
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Group”)

DEALINGS IN SECURITIES – ACCEPTANCE OF AWARDS

In terms of the DRDGOLD Single Incentive Plan, incorporating the Deferred Share Plan, approved by shareholders of DRDGOLD (“Shareholders”) on 29 November 2023 (“DSP”), qualifying employees are awarded deferred shares on an annual basis (“Awards”).

Awards vest over five years at 20% per annum for F-band participants, and over three years at 33.3% per annum for E and D band participants, starting from the award date, and subject to the rules of the DSP, including the participant’s continued employment with the Group. Vested Awards are settled in the form of DRDGOLD ordinary shares (“DRDGOLD Shares”) at a zero-exercise price.

DRDGOLD hereby advises Shareholders of the following acceptances of Awards by directors, prescribed officers and the company secretary of DRDGOLD and directors and an alternate director of its major subsidiaries:

Nature of transactions:	Acceptance of Awards
Class of securities:	Deferred shares, which will be settled in DRDGOLD Shares upon vesting, in accordance with the rules of the DSP
Date of acceptance of Awards:	21 August 2025
Strike price:	Rnil
Nature and extent of interests:	Direct beneficial
Deemed price per DRDGOLD Share:	R27.42 (based on the 7-trading day volume weighted average price of a DRDGOLD Share on the award date, being 13 August 2025)
Transactions completed:	Off-market

Name of director:	Niel Pretorius
Name of company of which a director:	DRDGOLD
Number of deferred shares:	177,688
Deemed value of transaction:	R4 872 204.96
Vesting date:	13 August 2030

Name of director:	Riaan Davel
Name of company of which a director:	DRDGOLD
Number of deferred shares:	97,277
Deemed value of transaction:	R2 667 335.34
Vesting date:	13 August 2030

Name of director:	Henriette Hooijer
Name of company of which a director:	DRDGOLD
Number of deferred shares:	55,418
Deemed value of transaction:	R1 519 561.56
Vesting date:	13 August 2028

Name of prescribed officer:	Jaco Schoeman
Name of company of which a prescribed officer:	DRDGOLD
Number of deferred shares:	97,015
Deemed value of transaction:	R2 660 151.30
Vesting date:	13 August 2030

Name of director of subsidiary:	Henry Gouws
Name of company of which a director:	Ergo Mining Proprietary Limited (“Ergo”)
Number of deferred shares:	84,134
Deemed value of transaction:	R2 306 954.28
Vesting date:	13 August 2030

Name of alternate director of subsidiary:	Ryno Bornman
Name of company of which an alternate director:	Ergo
Number of deferred shares:	36,596
Deemed value of transaction:	R1 003 462.32
Vesting date:	13 August 2028

Name of director of subsidiary:	Kevin Kruger
Name of company of which a director:	Far West Gold Recoveries Proprietary Limited
Number of deferred shares:	84,009
Deemed value of transaction:	R2 303 526.78
Vesting date:	13 August 2030

Name of company secretary:	Kgomotso Mbanyele
Name of company of which company secretary:	DRDGOLD
Number of deferred shares:	22,717
Deemed value of transaction:	R622 900.14
Vesting date:	13 August 2028

In compliance with paragraph 3.66 of the JSE Limited Listings Requirements, prior clearance to deal was obtained from the chairman of the board of directors of DRDGOLD.

Johannesburg
22 August 2025

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